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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              CONTROL DEVICES, INC.
                            -------------------------
                            (Name of Subject Company)


            FIRST TECHNOLOGY ACQUISITION CORP.; FIRST TECHNOLOGY PLC
                                    (Bidders)


                           COMMON STOCK, NO PAR VALUE
                        -------------------------------
                         (Title of Class of Securities)


                                    21238C103
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                            Dr. Frederick J. Westlake
                                    Chairman
                              First Technology PLC
                        2 Cheapside Court, Buckhurst Road
                            Ascot, Berkshire SL5 7RF
                                 United Kingdom
                                 44-1344-622-322
       --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:


                              Jere R. Thomson, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939



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         This Amendment No. 1 is to the Tender Offer Statement on Schedule
14D-1, originally filed on February 26, 1999, as amended (the "Statement"), that relates to the offer by First Technology Acquisition Corp.("Purchaser"), an indirect, wholly owned subsidiary of First Technology PLC ("Parent"), to purchase all outstanding common shares (the "Shares") of Control Devices, Inc. (the "Company") at a purchase price of $16.25 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 26, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). The Statement was, and this Amendment No. 1, is being filed on behalf of Purchaser and Parent. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer To Purchase.

         The Statement is hereby amended and/or supplemented as provided below:


ITEM 10.          ADDITIONAL INFORMATION.

         Item 10(b) is hereby amended and supplement by adding the following to the end thereof:

         Section 14 of the Offer To Purchase ("Certain Conditions of the Offer") is hereby amended to add the following paragraph at the end thereof.


         STOCKHOLDER APPROVAL RELEASE. On March 11, 1999, Parent issued a press release reporting that it had received the approval by its Stockholders of its acquisition of Control Devices, Inc. and related matters. Obtaining such approval was a condition to the Offer.

         On March 12, 1999, the Listing Condition was fulfilled.


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         99(b)(4) Press Release issued by Parent on March 11, 1999.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1999                    FIRST TECHNOLOGY ACQUISITION
                                          CORP.


                                          By:    /S/  FREDERICK J. WESTLAKE
                                                 ----------------------------
                                                 Name:  Frederick J. Westlake
                                                 Title: President


                                          FIRST TECHNOLOGY PLC

                                          By:    /S/  FREDERICK J. WESTLAKE
                                                 ----------------------------
                                                 Name:  Frederick J. Westlake
                                                 Title: Chairman